July 9, 2018

VIA EDGAR TRANSMISSION

Mr. John Reynolds

Assistant Director

Office of Natural Resources

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Suzano Papel e Celulose S.A.

Draft Registration Statement on Form F-4

Submitted May 21, 2018

CIK No. 0000909327

Dear Mr. Reynolds:

On behalf of our client, Suzano Papel e Celulose S.A. (“Suzano”), we have set forth below the responses of Suzano to the comments of the staff of the Office of Natural Resources (the “Staff”) of the U.S. Securities and Exchange Commission contained in your letter dated June 15, 2018 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form F-4 (the “Registration Statement”), as well as the voicemail left with Juan Giráldez on June 15, 2018, detailing certain further comments from the Staff with respect to the above-referenced Registration Statement on Form F-4 by Suzano.

Concurrently with the filing of this letter, Suzano is submitting confidentially a revised Registration Statement on Form F-4 (the “Amended Registration Statement”), which reflects changes made in response to the Staff’s comments, as well as certain other information and data to reflect new developments and other updates since its May 21, 2018 filing.

Suzano’s responses set forth in this letter are numbered to correspond to the numbered comments in the letter dated June 15, 2018 from the Staff. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement. For ease of reference, we have set forth the Staff’s comments and Suzano’s response for each item below. In preparing this response letter, Suzano has tried to explain both the reasons behind the responses and the revisions made to the Amended Registration Statement, which we hope will facilitate your review.

Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

John Reynolds

Office of Natural Resources

U.S. Securities and Exchange Commission

July 9, 2018

General:

1.	Please provide us with a detailed analysis regarding the applicability of Rule 13e-3 of the Exchange Act to the proposed transaction. Your analysis should focus on the role of BNDESPAR on both sides of this transaction, and in particular its role in initiating, negotiating and structuring this transaction and what rights or other consideration it will receive as a result of this transaction and its ancillary agreements with the acquiror that are different from what will be received from other shareholders of Fibria. It should also describe the role of Fibria’s board of directors in initiating, negotiating, and structuring this merger as contrasted to the role of BNDESPAR and other controlling shareholders. In this regard, we note that on March 15, 2018 the Suzano Controlling Shareholders entered into the Voting Agreement with the Fibria Controlling Shareholders, BNDESPAR and Votorantim. We further note that BNDESPAR holds 6.9% of your share capital and is a controlling shareholder of Fibria. In connection with the merger transaction, it appears that BNDESPAR engaged in the merger discussions and has agreed to vote in favor of the merger pursuant to the voting agreement and will receive approximately R$ 8.5 billion, 11% of your share capital and the right to nominate one member to your board of directors upon completion of the transaction. With respect to the right to nominate a director to the Suzano board after this transaction, specifically describe how the rights afforded BNDESPAR under the Voting Agreement differ (if at all) from the rights conferred under Brazilian law. In addition to the right to board representation on the Suzano board of directors, additionally describe the other concessions BNDESPAR negotiated for itself post-merger. Note that Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosure.

Response:

For the reasons set forth below, we respectfully submit that the proposed Merger is exempt from the application of Rule 13e-3 under the Exchange Act.

The proposed Merger would constitute a Rule 13e-3 transaction only if Suzano is deemed an affiliate of Fibria. Rule 13e-3(a)(1) defines an “affiliate of an issuer” to mean “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” Rule 12b-2 of the Exchange Act defines “control” to mean “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” None of the Voting Agreement, the BNDESPAR Shareholders Agreement, BNDESPAR’s role in the Merger or its equity stake in post-Merger Suzano should cause Suzano to be deemed an affiliate of Fibria.

John Reynolds

Office of Natural Resources

U.S. Securities and Exchange Commission

July 9, 2018

Suzano is not an affiliate of Fibria. Suzano has no representative serving as a director or officer of Fibria and does not own Fibria Shares. The Voting Agreement also does not give Suzano “control” over Fibria within the meaning of the Exchange Act. As the Commission recognized in its letter regarding Ranco Inc. (available May 1, 1987), a voting agreement or lock-up agreement merely requires target’s shareholders to support the proposed transaction but does not require any other action by the shareholders in respect of the policies and management of the target, and thus should not give rise to a presumption of control.

BNDESPAR, the investment arm of the Brazilian Development Bank, is not an affiliate of Suzano either before or after the Merger and should not be viewed as standing on both sides of the Merger. BNDESPAR currently holds, and as of the date of the Voting Agreement held, only a minority interest in Suzano corresponding to 6.9% of Suzano’s voting shares, while the Suzano Controlling Shareholders hold a majority of Suzano’s voting shares. As such, the Suzano Controlling Shareholders, alone, control Suzano, and, as a small minority shareholder, BNDESPAR does not and will not have any power to direct the management and policies of Suzano and therefore is not an affiliate.

The discussions leading up to the Merger were initiated by Suzano, and BNDESPAR and Votorantim were aligned in their positions with respect to the Merger until the negotiation of the BNDESPAR Shareholders Agreement, which took place at a late stage of the negotiation process. Other than the BNDESPAR Shareholders Agreement, BNDESPAR is not currently party to any other shareholders agreement with Suzano and did not enter into any agreement with the Suzano Controlling Shareholders in its capacity as a minority shareholder of Suzano during the negotiation of the Merger. For more information regarding the Merger negotiation process, please refer to the section entitled “Negotiations and Agreements between the Fibria Controlling Shareholders and the Suzano Controlling Shareholders Regarding the Merger” in the Amended Registration Statement.

Under the terms of the Merger Agreement, BNDESPAR will receive the same per-share Merger Consideration as the other holders of Fibria Shares and will hold approximately 11% of the outstanding capital stock of Suzano following the consummation of the Merger. By contrast, the Suzano Controlling Shareholders, which currently hold approximately 50.8% of Suzano’s outstanding capital stock, will hold approximately 41% of Suzano’s outstanding capital stock following the closing of the Merger. Therefore, BNDESPAR also will not have any power to direct the management and policies of Suzano after the Merger.

Although BNDESPAR separately entered into the BNDESPAR Shareholders Agreement with the Suzano Controlling Shareholders, that agreement does not provide BNDESPAR with any special rights that would allow BNDESPAR to exert

John Reynolds

Office of Natural Resources

U.S. Securities and Exchange Commission

July 9, 2018

control or influence over Suzano. As discussed in more detail in the section entitled “The Transaction Documents—BNDESPAR Shareholders Agreement” in the Amended Registration Statement, the BNDESPAR Shareholders Agreement contains the following main provisions: (1) implementation of a new policy for the nomination of independent members of the Suzano Board of Directors; (2) the right of BNDESPAR to appoint one member of the Suzano Board of Directors for so long as BNDESPAR holds at least 10% of Suzano’s outstanding capital stock, provided that any such proposed member must qualify as being independent under the independent director policy to be adopted by Suzano following completion of the Merger; (3) compliance with certain limitations regarding Suzano’s indebtedness; and (4) substantial maintenance of the socio-environmental policies and practices of Suzano and, following the completion of the Merger, of Fibria as those that were in force on the date of the BNDESPAR Shareholders Agreement.

As the Brazilian Development Bank, BNDESPAR entered into the BNDESPAR Shareholders Agreement to implement stronger corporate governance protections that will equally benefit shareholders of Suzano.

Under certain circumstances, Brazilian law allows holder(s) of 15% or more of a company’s voting shares to require the election of a board member in a separate director election in which only minority shareholders may participate in order to facilitate the election of directors by minority shareholders (“Separate Election”).1

In addition, Brazilian law alternatively allows holder(s) of 10%2 or more of a company’s voting shares to require cumulative voting in the election of directors, in order to allow a proportional participation of all shareholders in the election of directors (“Cumulative Voting”). In a Cumulative Voting scheme, assuming the Suzano Board of Directors consists of 9 members or more,3 a 10% stockholder could appoint at least one member of the Suzano Board of Directors, who would not need to be an independent director under Brazilian law.

Therefore, under Brazilian law, upon completion of the Merger BNDESPAR would already have the right to require and the power to elect one director to the Suzano Board of Directors after the Merger, since BNDESPAR will hold approximately 11% of Suzano’s voting shares as a result of the Merger.4

In the BNDESPAR Shareholders Agreement, BNDESPAR secured the right to appoint a director to the Suzano Board of Directors upon completion of the Merger as long as it holds the necessary voting shares to do so, as provided for in the BNDESPAR Shareholders Agreement, but specified that such designee must be independent of Suzano.5

Therefore, other than enhancing the expected level of corporate governance of Suzano’s Board, we understand BNDESPAR has not secured for itself any additional rights beyond those generally granted by Brazilian law to all minority shareholders to elect additional members of the Suzano Board of Directors.

Moreover, the inclusion of BNDESPAR’s right to nominate one board member directly in the BNDESPAR Shareholders Agreement, upon completion of the Merger, should not affect the rights of other minority shareholders to propose and elect one board member of Suzano by means of Separate Elections, if applicable, since BNDESPAR, likely to be the biggest minority shareholder6, will not be able to use its shares both to elect a director under the BNDESPAR Shareholders Agreement and to exercise its right to summon and vote in Separate Elections.

The BNDESPAR Shareholders Agreement also provides for the enhanced presence of independent directors due to the implementation of a new policy that (a) imposes director independence standards that are more rigorous than those imposed by the Novo Mercado Listing Rules and (b) requires the formation of a majority-independent “eligibility committee” to evaluate potential independent directors.

[1]	Holder(s) of 10% or more of a company’s total equity capital also have such rights, according to the Comissão de Valores Mobiliários (Brazilian Exchange Commission) (“CVM”) rules.
[2]	According to the CVM rules (specifically, CVM Rule nº 165/1991), the minimum percentage required for multiple votes regarding the election of members of the board of directors is reduced to 5% in the case of companies with capital over R$ 100.000.001 (such as Suzano).
[3]	Under the BNDESPAR Shareholders Agreement, the BNDESPAR nominee could be elected in replacement of one of the existing directors of Suzano. Alternatively, Suzano could increase the size of its board to comply with BNDESPAR’s right to nominate a director.
[4]	This percentage includes both BNDESPAR’s current shares and the ones that will be received due to the Transaction.
[5]	We also note that, in Interpretive Release No. 34-16075 (August 2, 1979), the Commission noted that it “would not view a person as an affiliate of the purchaser solely because . . . there is an agreement to elect such person as an executive officer or director of the purchaser.”
[6]	BNDESPAR will hold 11% of total shares and over 22% of the minority free float after completion of the Merger.

John Reynolds

Office of Natural Resources

U.S. Securities and Exchange Commission

July 9, 2018

BNDESPAR, as the investment arm of a government-owned development bank, sought these governance provisions in the BNDESPAR Shareholders Agreement to promote good corporate governance practices in its home country in furtherance of one of the mandated objectives of the development bank, which is to develop the capital markets in Brazil. Similarly, the provisions in the BNDESPAR Shareholders Agreement relating to Suzano’s debt limits and the maintenance of socio-environmental policies and practices do not benefit BNDESPAR uniquely or allow BNDESPAR to exert control over Suzano. Rather, they were designed to benefit all shareholders of Suzano. In any event, none of these rights under the BNDESPAR Shareholders Agreement give BNDESPAR the power to direct the management or policies of Suzano and thus do not result in affiliation for purposes of Rule 13e-3.

In addition, we do not believe that the Merger is the type of transaction intended to be covered by Rule 13e-3. In Interpretive Release No.34-17719, the SEC stated that the rationale of Rule 13e-3 was to police “going private” transactions where an affiliate of an issuer, without arm’s length negotiation, eliminates the equity interests of minority shareholders for the benefit of such affiliate. This concern is not present in the Merger. The terms of the Merger Agreement were negotiated between the Suzano Controlling Shareholders, on the one hand, and the Fibria Controlling Shareholders, on the other hand, in arms’ length negotiations in which the interests of the Fibria Controlling Shareholders were aligned with those of the minority shareholders of Fibria—to maximize the return from their investments in Fibria—and the Fibria Controlling Shareholders and the minority shareholders of Fibria will receive the same per-share Merger Consideration.

Even if the Staff were to take the position that the Merger constitutes a Rule 13e-3 transaction, we respectfully submit that neither Votorantim nor Fibria should be designated a mandatory filing person of the Schedule 13E-3.

Votorantim did not stand on both sides of the Merger. It currently is not a Suzano shareholder and, following the closing of the Merger, will only hold approximately 5.5% of Suzano’s outstanding capital stock, solely as a result of the same per-share Merger Consideration paid to all holders of Fibria Shares in the Merger. Votorantim also does not have any contractual arrangement with Suzano or the Suzano Controlling Shareholders that could otherwise put Votorantim in a position to “control” Suzano following the closing of the Merger.

Fibria should not be designated a filing person of the Schedule 13E-3 because it was not “engaged in” the Merger, as required under Rule 13e-3(b)(2). Unlike a typical merger in the United States where the target and the buyer negotiate the terms and conditions of an agreement before such parties enter into the agreement, Fibria did not take part in the negotiation of the agreements relating to the Merger. All decisions with respect to the Merger were made by third parties without

John Reynolds

Office of Natural Resources

U.S. Securities and Exchange Commission

July 9, 2018

consultation with Fibria. Specifically, the form of the Merger Agreement was agreed to by the Suzano Controlling Shareholders and the Fibria Controlling Shareholders and was attached as an exhibit to the Voting Agreement executed by those parties, with Suzano as an intervening party, on March 15, 2018. The Fibria Board of Directors did not approve the entry into the Merger or adopt the Voting Agreement at the time the Voting Agreement was executed and the terms of the Merger announced. Not until March 27, 2018, after the Voting Agreement was executed by the Suzano Controlling Shareholders and the Fibria Controlling Shareholders, did the Fibria Board of Directors approve the adhesion of Fibria to the Voting Agreement for the fulfillment of the obligations in the Voting Agreement applicable to Fibria. Such approval by the Fibria Board of Directors occurred after the Fibria Controlling Shareholders, in fulfilment of their obligations under the Voting Agreement, instructed the members of the Fibria Board of Directors appointed by them to vote in favor of the Merger and to take such additional actions as would be necessary to complete the Merger. Although the Fibria Board of Directors approved the Merger because it did not consider the terms and conditions proposed by the Fibria Controlling Shareholders to conflict with the best interest of Fibria, if the Fibria Board of Directors had refused to approve the Merger, the Fibria Controlling Shareholders would still have had the right to override such refusal and approve the Merger.

Notwithstanding Fibria’s adhesion to the Voting Agreement, Fibria’s obligations with respect to the Merger are limited and, for the most part, relate exclusively to the mechanics of completing the Merger, such as observance of certain limited interim operating covenants, cooperation in obtaining the required antitrust approvals and making SEC filings and the calling of the Fibria Extraordinary General Shareholders Meeting. Under Brazilian law, the Fibria Board of Directors is only required to submit the Merger to its shareholders for a vote. The Fibria Board of Directors has neither issued a recommendation to its shareholders with respect to the Merger nor expressed any view on the fairness of the Merger for the shareholders.

In summary, the proposed Merger does not involve an issuer or an affiliate of issuer standing on both sides of the transaction and thus does not fall under the purview of Rule 13e-3 of the Exchange Act. Even if the Staff were to take the position that the Merger constitutes a Rule 13e-3 transaction, at a minimum, we respectfully submit that Fibria should not be required to file the Schedule 13E-3 because it was not engaged in the Merger, and BNDESPAR and Votorantim should not be required to file the Schedule 13E-3 because they did not stand on both sides of the Merger.

John Reynolds

Office of Natural Resources

U.S. Securities and Exchange Commission

July 9, 2018

Questions and Answers About the Merger and Fibria Extraordinary General Shareholders Meeting, page 1:

2.	Please include a Question and Answer discussing why the Suzano controlling shareholders are proposing the merger with Fibria and how the merger consideration was determined.

Response:

Suzano acknowledges the Staff’s comment and has revised the Amended Registration Statement on page 2 in response to the Staff’s comment.

3.	We note that BNDESPAR is a controlling shareholder of Fibria and holds interests in Suzano. We further note that pursuant to the BNDESPAR Shareholders’ Agreement, BNDESPAR will be able to nominate one member of the Suzano Board once the merger is consummated. Please include a Question and Answer here and disclosure in The Merger section discussing any conflicts of interest stemming from BNDESPAR’s role in this transaction.

Response:

Suzano acknowledges the Staff’s comment and has revised the Amended Registration Statement on pages 35 and 57 to add specific disclosure in the sections entitled Risk Factors and the Merger with respect to BNDESPAR’s role in the Merger, including its rights under the BNDESPAR Shareholder Agreement and its role as a Fibria Controlling Shareholder. However, we note that Suzano does not believe there are any conflicts of interest stemming from BNDESPAR’s role in the Merger that Suzano should disclose in its Amended Registration Statement, for the reasons set forth above in Response #1, including the fact that BNDESPAR will not be receiving additional valuable consideration in the Merger compared to other holders of Fibria Shares.

Do I have appraisal or dissenters’ rights for my Fibria Shares in connection with the Merger?, page 4:

4.	Please revise the first sentence of your answer to this question by clarifying that the dissenters’ or withdrawal rights only apply under certain circumstances and explain the differences between appraisal and withdrawal rights. As applicable, include a cross-reference to the discussion on withdrawal rights on page 12.

Response:

Suzano acknowledges the Staff’s comment and has revised the Amended Registration Statement on pages 4, 64 and 78, in response to the Staff’s comment.

John Reynolds

Office of Natural Resources

U.S. Securities and Exchange Commission

July 9, 2018

What will happen to Fibria following the Closing Date?, page 5:

5.	We note you disclose that Fibria will continue to be registered with the CVM as long as no decision to the contrary is made by Suzano. Please expand to discuss whether Suzano has any plans to deregister Fibria from the CVM and how any deregistration would affect Fibria shareholders.

Response:

Suzano acknowledges the Staff’s comment. Suzano currently plans to deregister Fibria from the CVM following the consummation of the Merger. In addition, Suzano intends to merge Fibria into Suzano as soon as practicable following the completion of the Merger, subject to receipt of the requisite regulatory and other approvals and completion of required procedures customary for such a transaction, as applicable. If and when such approvals are received, Fibria would be merged into Suzano and would cease to exist. Suzano has clarified these plans in the Amended Registration Statement on the Cover Page and on pages 1, 5, 11, 43, 56, 62, 64-65, 77 and 97.

Suzano does not believe deregistration would affect Fibria shareholders, since current Fibria shareholders and holders of Fibria ADSs will become holders of Suzano Shares and Suzano ADSs upon consummation of the Merger, and Suzano will be the sole holder of Fibria Shares. Suzano will be registered under the Exchange Act; it will file Annual Reports on Form 20-F and make submissions on Form 6-K. In addition, Suzano ADSs will be listed on the NYSE, Suzano Shares will be listed on the B3, and Suzano will be registered with the CVM. Therefore, holders of Fibria Shares will hold shares in a company that is registered following the Merger and will not be affected by the deregistration of Fibria, in which they will no longer hold shares.

Summary, page 9

Required Vote, page 11:

6.	Please revise your disclosure here and elsewhere to clarify, if true, that shareholder approval from the holders of Fibria shares and Suzano shares is assured pursuant to the Voting Agreement entered into with the Fibria Controlling Shareholders. In that regard, we note you disclose elsewhere that the Fibria Controlling Shareholders and the Suzano Controlling Shareholders entered into a Voting Agreement on March 15, 2018 to exercise their voting rights to approve the merger.

Response:

Suzano acknowledges the Staff’s comment. Under the Voting Agreement, the Fibria Controlling Shareholders and the Suzano Controlling Shareholder have agreed to vote in favor of the Merger at the respective shareholder meetings. As of the date of the Amended Registration Statement, each of the Fibria Controlling

John Reynolds

Office of Natural Resources

U.S. Securities and Exchange Commission

July 9, 2018

Shareholders and the Suzano Controlling Shareholders hold at least a majority of the outstanding shares of Fibria and Suzano, respectively. Assuming that quorum requirements are met and the ownership percentages are not reduced prior to the date of the respective shareholder meetings, we expect that the required shareholder approvals will be obtained through the exercise of voting rights of each of the Fibria Controlling Shareholders and the Suzano Controlling Shareholders pursuant to the Voting Agreement. Suzano has revised the Amended Registration Statement on pages 11, 53 and 67 in response to the Staff’s comment.

Conditions Precedent that Must be Satisfied or Waived for the Merger to Occur, page 13:

7.	We note that Suzano will enter into US$9.2 billion financing arrangements in connection with the Merger. Please describe the material terms of such arrangements, clarify whether such arrangements are conditions to the merger, and file forms of the financing agreements as exhibits to the registration statement or tell us why you believe you are not required to do so.

Response:

Suzano acknowledges the Staff’s comment and has revised the Amended Registration Statement on pages 58-59 and 136 in response to the Staff’s comment.

Risk Factors, page 19

Risks Relating to Us and to the Pulp and Paper Industry, page 22:

8.	We note you disclose at page 31 that investors should “read and consider the risk factors specific to [you] and to the pulp and paper industry that are in the Fibria 2017 Form 20-F.” As you are not eligible to incorporate disclosure with respect to your operations, please revise to specifically discuss all risk factors that are specific to you and the pulp industry. Refer to Item 10(d) of Regulation S-K; for guidance, see also Question 125.12 of Securities Act Forms Compliance and Disclosure Interpretations.

Response:

Suzano acknowledges the Staff’s comment. We have reviewed the risk factors specific to Suzano and to the pulp and paper industry that are in the Fibria 2017 Form 20-F and believe that the existing disclosure in the Amended Registration Statement sufficiently discusses all risk factors specific to Suzano and the pulp industry, and as a result, no further revision to such risk factors is necessary in response to the Staff’s comment.

John Reynolds

Office of Natural Resources

U.S. Securities and Exchange Commission

July 9, 2018

We are highly dependent on our planted forest areas for the supply of wood, page 30:

9.	We note that “most” of your wood is supplied by your own forestry operations and that you rely on wood suppliers for certain portions of your production processes. On page 26 you disclose that you have medium and long-term supply agreements with wood suppliers which may vary between 1 to 2 forest cycles, each cycle lasting 6 to 8 years. Please quantify the portion of wood used in your production processes that is supplied by your own forestry operations so that investors may assess the risks.

Response:

Suzano acknowledges the Staff’s comment and has revised the Amended Registration Statement on page 26 in response to the Staff’s comment to present the portion of wood used in its production processes that is supplied by its own forestry operations.

Our exports are subject to special risks that may adversely affect our business, page 30:

10.	Please expand these risk factors and your disclosure to discuss specific risks associated with your principal export markets. In that regard, we note that 73% of your net revenue for the three-months ended March 31, 2018 and 70% of your net revenue for the year ended December 31, 2017 was attributable to export markets, with China, Hong Kong and the United States representing your principal export markets.

Response:

Suzano acknowledges the Staff’s comment and has revised the Amended Registration Statement on page 30 in response to the Staff’s comment.

Our management is strongly influenced by our controlling shareholders, page 35:

11.	We note that the Suzano Controlling Shareholders and BNDESPAR, with Suzano as intervening party, have entered into a Shareholders Agreement. Please revise this risk factor or include a separate risk factor to describe the influence that certain shareholders may have on you and any conflicts of interest. In your revision, please discuss BNDESPAR’s ability to nominate members of the Suzano board of directors and the effect of the limitation on Net Debt/EBITDA to Adjusted EBITDA as long as BNDESPAR owns a certain percentage of your shares.

Response:

Suzano acknowledges the Staff’s comment and has revised the above-mentioned risk factor to refer to the material terms of the BNDESPAR Shareholders Agreement, including the ability to nominate one independent member of the Suzano Board of Directors and the effect of the limitation on Net Debt/EBITDA to

John Reynolds

Office of Natural Resources

U.S. Securities and Exchange Commission

July 9, 2018

Adjusted EBITDA. However, as explained in further detail in Responses #1 and #3 above, Suzano does not believe that any conflicts of interest arise as a result of the rights granted to BNDESPAR under the BNDESPAR Shareholders Agreement.

Unaudited pro forma condensed consolidated financial information, page 43

Note 2. Pro Forma Adjustments and Assumptions, page F-48:

12.	You disclose in note (c) that “the adjustment represents the adjustment of Fibria’s property, plant and equipment to fair value at March 31, 2018 in the amount of R$ 6,282.9 million.” However, in the same note you also state that “It is assumed that the book value of Fibria’s property, plant and equipment as of March 31, 2018 was approximate to its fair value at that time.” Please clarify, and revise to disclose why an adjustment of Fibria’s property, plant and equipment to fair value was necessary if you assumed that the book value of Fibria’s property, plant and equipment was approximate to its fair value.

Response:

Suzano acknowledges the Staff’s comment and has revised the note (c) to the Unaudited Pro Forma Condensed Consolidated Financial Information in order to clarify why an adjustment of Fibria’s property, plant and equipment to fair value was necessary.

13.	You disclose in note (d) that goodwill generated by the merger is R$17,129.2 million. Since the acquisition will result in a considerable amount of goodwill relative to the purchase price, please provide a qualitative description of the factors that make up the goodwill to be recognized similar to the disclosures required by paragraph B64(e) of IFRS 3.

Response:

Suzano acknowledges the Staff’s comment. Suzano notes the goodwill calculation in the Unaudited Pro Forma Condensed Consolidated Financial Information is a preliminary estimate and that the final amount of goodwill may change upon the finalization of the purchase price allocation, as disclosed in the Unaudited Pro Forma Condensed Consolidated Financial Information. The factors that will make up the final calculation of goodwill are expected to include primarily synergies from combining operations with respect to cost savings in fields such as forestry, logistics, selling, general & administrative expenses and procurement, which will increase the resulting entity’s competitiveness both in Brazil and overseas. Suzano believes that all these initiatives could generate synergies and cash savings justifying the calculation of goodwill. Suzano has revised the Amended Registration Statement on page 50 in response to the Staff’s comment to clarify the above.

John Reynolds

Office of Natural Resources

U.S. Securities and Exchange Commission

July 9, 2018

14.	We note your disclosure in note (h) that the adjustment reflects the preliminary estimation of the fair value of legal proceedings disclosed as being possible losses by Fibria’s management. Please clarify why you believe this adjustment is factually supportable, and provide a description of the nature of the possible losses included in this pro forma adjustment.

Response:

Suzano acknowledges the Staff’s comment. This adjustment is recorded under IFRS 3, paragraph 23, whereby the acquirer is required to recognize a liability for the fair value of possible contingent losses assumed in a business combination if it represents a present obligation that arises from past events and its fair value can be measured reliably at the acquisition date. Therefore, contrary to IAS 37, where liabilities are only recognized in the case of probable contingent loss, the acquirer recognises a contingent liability assumed in a business combination at the acquisition date, provided it meets the above criteria, even if it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Based on that requirement, in the preliminary assessment for the preparation of the Unaudited Pro Forma Condensed Consolidated Financial Information, Suzano’s management identified significant possible loss contingencies disclosed in Fibria’s December 31, 2017 financial statements, for which no liability had been recorded as the probability of loss was not probable but for which the potential losses had been quantified, as described below:

Amount of possible loss (in millions of reais)
Possible tax contingencies
Claim to reimburse development agency tax incentive	142.6
Offset of 1997 income tax losses which was only partially approved	233.6
Income tax assessment - swap of industrial and forestry assets	2,225.2
Income tax assessment - income from Fibria Trading International II	382.6
Income tax assessment - disallowance of depreciation, amortization and depletion expenses - 2010	673.7
Income tax assessment – on income of foreign subsidiaries in 2011	64.3
Income tax assessment – for joint-operated entity, Veracel	116.9
Other tax liabilities (706 tax claims)	3,657.0
Subtotal - tax	7,495.9
Possible civil contingencies
Company’s trucks from causing damage to federal highways	1,771.8
Others (620 claims)	484.9
Subtotal - civil	2,256.6

Total possible tax contingencies	9,752.6

John Reynolds

Office of Natural Resources

U.S. Securities and Exchange Commission

July 9, 2018

Suzano believes that this adjustment is factually supportable based on the following:

a)	The total amount of possible loss contingencies are those described in Fibria’s financial statements as of December 31, 2017, which is the latest information available. Suzano Management states in March 31, 2018 interim financial statements that no material change occurred from the December 31, 2017 position.

b)	Amounts disclosed are those related to possible losses, in which case the probability of loss must be considered to be higher than remote as defined by IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”. Management assumes that potential contingent losses with a probability of occurrence below 10% would be considered remote and that the possible losses disclosed thus have at least a 10% probability of occurrence. An analysis of the probability of the loss has not been concluded. The probability of loss will depend on a detailed evaluation of the specific facts of the claim including documentation, interpretation of the applicable regulation, applicable due process among others. In the case of the probability of a possible loss of 30% the adjustment would have been R$2,925 million.

c)	Amounts disclosed in the financial statements of Fibria are the amounts of the legal cases as of the balance sheet date that are subject to interest rates through settlement, normally using rates determined through the Sistema Especial de Liquidação e Custodia (Special System for Settlement and Custody, or SELIC), the settlement system for most of the Brazilian central government’s domestic securities, which are also assumed to be a reasonable estimate of the rates which would be used to discount future cash flows to present value. Thus the disclosed amounts are assumed to be discounted to their present values.

The description of the adjustment has been revised to clarify the above.

The Fibria Extraordinary General Shareholders Meeting, page 52:

15.	As the Fibria shareholders will be asked to approve the waiver of a mandatory tender offer as provided for by Article 33 of the bylaws of Fibria, please revise to discuss the mandatory tender offer in Article 33 and the effect to shareholders of the waiver of rights thereunder.

Response:

Suzano acknowledges the Staff’s comment and has revised the Amended Registration Statement on page 52 in response to the Staff’s comment to provide further details regarding the mandatory tender offer set forth in article 33 of the bylaws of Fibria.

John Reynolds

Office of Natural Resources

U.S. Securities and Exchange Commission

July 9, 2018

The Merger, page 56

Background of the Merger, page 56:

16.	Please include a description of the events leading to and surrounding the present proposed transaction. Please elaborate on any alternative transaction(s) considered and the reasons it was determined not to pursue such alternative transactions. In that regard, we note that Fibria filed a Form 6-K on March 13, 2018 disclosing that it received a binding offer from Paper Excellence valued at R$ 40 billion to acquire the company. See Item 6 of Form F-4.

Response:

Suzano acknowledges the Staff’s comment and has revised the Amended Registration Statement on page 57 in response to the Staff’s comment to reflect further detail in the negotiations leading up to the agreement by the parties on the terms of the Merger, and such other information required to be disclosed by Item 6 of Form F-4 with respect to contracts, agreements, negotiations or transactions between Suzano and its affiliates and Fibria and its affiliates.

17.	We note that Section 4.11 of Exhibit C to the Voting Agreement states that management of each of Suzano and Fibria retained advisory services from internationally renowned investment banks for helping their respective Boards of Directors in the process of making an informed decision regarding the financial parameters of the Transaction. Please provide the information required by Item 1015(b) of Regulation M-A for any reports or opinions rendered to the board, or tell us why you do not believe you are required to do so. Please refer to Item 4(b) of Form F-4.

Response:

Suzano respectfully advises the Staff that the prospectus does not include any reference to any report, opinion or appraisal received from an outside party. Accordingly, Suzano believes that disclosure pursuant to Item 4(b) of Form F-4 and Item 1015(b) of Regulation M-A is not required since Item 4(b) provides that “If a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and such report, opinion or appraisal is referred to in the prospectus…” [emphasis added].

John Reynolds

Office of Natural Resources

U.S. Securities and Exchange Commission

July 9, 2018

Brazilian Corporation Law Aspects Relating to the Merger, page 57:

18.	We note you state that Brazilian law and the rules of the CVM govern the duties and obligations of each of the Fibria board of directors and Suzano board of directors. Please include a discussion of the board’s duties to its shareholders.

Response:

Suzano acknowledges the Staff’s comment and has revised the Amended Registration Statement on page 60 in response to the Staff’s comment to discuss the duties of each of the Fibria Board of Directors and the Suzano Board of Directors to the shareholders of Fibria and Suzano, respectively.

Reasons for the Merger, page 58:

19.	Please revise to provide a quantitative and qualitative discussion of the synergies that are expected to be obtained from the merger, including cost savings, and any consideration of the inability to realize such expected synergies. As appropriate, please also disclose any attendant assumptions related to such synergies. In that regard, we note your risk factor titled “The benefits that we expect to achieve from operating as a combined enterprise with Fibria may not be achieved” at page 19.

Response:

Suzano acknowledges the Staff’s comment and has revised the Amended Registration Statement on pages 2, 19 and 61 in response to the Staff’s comment. Although Suzano’s proposal to acquire Fibria was based on Suzano’s expectations of significant synergies to be realized by the combination of the two companies, Suzano relied predominantly on market estimates and general analyses with respect to such synergies and did not engage any analyst in particular to perform a quantitative assessment thereof.

The Transaction Documents, page 66:

20.	We note you disclose here and on the prospectus cover page that appraisal reports were prepared for Suzano or Holding in connection with the Merger and were submitted to the Fibria Board of Directors. Please provide the information required by Item 1015(b) of Regulation M-A with respect to the appraisal reports, including the purpose of such reports or explain to us why you are not required to do so. See Item 4(b) of Form F-4.

Response:

As discussed above, Suzano notes that Item 4(b) of Form F-4 only requires inclusion of the disclosure called for under Item1015(b) of Regulation M-A if a report, opinion or appraisal materially relating to the transaction has been received from an outside party and is referred to in the prospectus. Suzano has engaged one or more third parties to perform certain appraisal or valuation services required under Brazilian law in connection with the issuance of new shares by Suzano, as contemplated by Sections 4.4 and 4.7 of Exhibit C of the Voting Agreement. However, Suzano respectfully advises the Staff that it has determined that it does not need to include any references in the prospectus to any appraisal or valuation reports as: (i) these third parties have been engaged by Suzano exclusively for purposes of Suzano’s capital increase, (ii) Suzano will deliver any such reports to its shareholders following the procedures established under Brazilian law for shareholder meetings, (iii) the board of directors of Fibria did not consider any such appraisal or valuation reports in evaluating the Voting Agreement, and (iv) such reports are not required to be submitted to or approved by Fibria’s shareholders under Brazilian law. Accordingly, Suzano has revised the disclosure to remove any references to such appraisal or valuation reports from the prospectus.

John Reynolds

Office of Natural Resources

U.S. Securities and Exchange Commission

July 9, 2018

Indebtedness, page 126:

21.	Please revise your disclosure to include a qualitative discussion of your indebtedness.

Response:

Suzano acknowledges the Staff’s comment and has revised the Amended Registration Statement on pages 132-137 in response to the Staff’s comment.

Description of Suzano Shares and Suzano Bylaws, page 140:

22.	We note you disclose here and at page 154 that conflicts between you and your shareholders will be resolved through arbitration. Please clarify whether arbitration is intended to be the exclusive means for resolving matters with shareholders and explain how your arbitration provisions may affect U.S. holders who hold your shares or ADSs that are listed on the New York Stock Exchange. In addition, please expand your disclosure in the section titled “Enforceability of Civil Liberties” to describe these provisions and discuss the impact, if any, that the arbitration provision would have on the ability of U.S. shareholders or ADS holders under the U.S. federal securities laws. Please consider including risk factor disclosure, if appropriate.

Response:

Suzano acknowledges the Staff’s comment and has revised the Amended Registration Statement on pages 34, 152, 163 and 183 in response to the Staff’s comment.

Note 28. Information by Segment and Geographic Areas, page F-135:

23.	We note your disclosure elsewhere that you have numerous product offerings. Please disclose your revenues by product (e.g., integrated pulp, market pulp, fluff, writing paper, paperboard) for each period presented. Refer to paragraph 32 of IFRS 8.

Response:

Suzano acknowledges the Staff’s comment and has revised Note 28 of its financial statements to include revenue by product, as shown below. Our segment information in Footnote 28.2 shows our external pulp (which is market pulp) and paper revenue. Integrated pulp is for internal use in paper plants; therefore, it does not have a separate revenue stream. Fluff pulp is a recently released product, and its revenue is not material (around 1% of the total revenue). Therefore, it was included in “Market Pulp” revenues. Tissue paper is also a recently released product whose revenues represented less than 1% of the total revenues; therefore, it was included in “Printing and writing paper” revenues.

John Reynolds

Office of Natural Resources

U.S. Securities and Exchange Commission

July 9, 2018

The table below shows the breakdown of consolidated net revenue by product:

	3/31/2018	3/31/2017
Market Pulp	2,076,306	1,480,483
Printing and writing paper	580,578	501,234
Paperboard	317,112	286,519
Others	20,583	18,762

Total Revenue	2,994,579	2,286,998

December 31, 2017 – annual financial statements

The table below shows the breakdown of consolidated net revenue by product:

	2017	2016	2015
Market Pulp	6,920,494	6,144,123	6,571,996
Printing and writing paper	2,265,093	2,233,995	2,175,168
Paperboard	1,273,540	1,357,829	1,343,335
Others	121,546	103,215	71,582

Total Revenue	10,580,673	9,839,162	10,162,081

Part II:

24.	Please provide the information required by Item 702 of Regulation S-K and the undertaking set forth in Item 512(h) of Regulation S-K or advise.

Response:

Suzano acknowledges the Staff’s comment and has incorporated the requested information and undertaking in Part II of the Amended Registration Statement.

Exhibits:

25.	In various locations throughout your prospectus you discuss relationships with third-parties. As examples, you (i) state on page 26 that you depend on few suppliers for certain materials and that any significant reduction in the supply or increase in price of any raw materials could adversely affect your results of operations, and (ii) disclose material commitments on page 128 pursuant to take-or-pay contracts with transport suppliers, electric power, diesel, gas and chemicals. Please tell us whether you have material agreements with any third-party partner and, if so, revise to provide a summary of any such agreement. As applicable, file all material agreements with third-parties as exhibits to your registration statement. See Item 21 of Form F-4.

John Reynolds

Office of Natural Resources

U.S. Securities and Exchange Commission

July 9, 2018

Response:

Suzano acknowledges the Staff’s comment. Although Suzano does maintain agreements with various third-party suppliers that, in the aggregate, are material for the operation of Suzano’s business, Suzano does not believe that any individual agreement would be required to be disclosed in the Amended Registration Statement by Item 21 of Form F-4.

Additional Oral Comments – Voicemail left for Juan Giráldez June 15, 2018:

26.	Remove reference to “Certain” from US federal tax considerations and confirm that disclosure includes all material federal income tax considerations. See Section 3(c)(1) of SLB No.19.

Response:

Suzano acknowledges the Staff’s comment and has revised the Amended Registration Statement on pages 81-84 in response to the Staff’s comment.

27.	Define term “RISI” used on p.90.

Response:

Suzano acknowledges the Staff’s comment and has revised the Amended Registration Statement on page 96 in response to the Staff’s comment.

28.	Replace corporate chart on p.91 with a more legible version.

Response:

Suzano acknowledges the Staff’s comment and has included a more legible version of the corporate chart on page 97 of the Amended Registration Statement in response of the Staff’s comment.

29.	On page 94, with respect to pulp customers, the staff cannot locate footnote 1 to the table of pulp customers. Please include or revise.

Response:

Suzano acknowledges the Staff’s comment and has revised the Amended Registration Statement on pages 101 in response to the Staff’s comment.

John Reynolds

Office of Natural Resources

U.S. Securities and Exchange Commission

July 9, 2018

* * *

Suzano appreciates the Staff’s assistance in reviewing this response letter and the Amended Registration Statement.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Juan Giráldez of Cleary Gottlieb Steen & Hamilton LLP at +55 (11) 2196-7202 or jgiraldez@cgsh.com.

[Signature page follows]

Sincerely,

/s/ Juan Giráldez
Juan Giráldez, Esq. Cleary Gottlieb Steen & Hamilton LLP

cc:	Walter Schalka

Chief Executive Officer, Suzano Papel e Celulose S.A.

Nick Grabar, Esq.

Cleary Gottlieb Steen & Hamilton LLP